SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*




                            Bedford Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   076014 109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  June 5, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

|X|  Rule 13d-1(b)

|_|  Rule 13d-1(c)

|_|  Rule 13d-1(d)


--------------------
* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 4 pages

CUSIP No.  076014  109            Schedule 13G                 Page 2 of 4 Pages
           -----------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification Number of above person:

                          Bedford Federal Savings Bank
                          Employee Stock Ownership Plan

2.       Check the appropriate box if a member of a group*

                  (a)   |X|            (b)   |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Virginia

Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power:                                                  -0-
                                                                         -------

6.       Shared Voting Power:                                            139,098
                                                                         -------

7.       Sole Dispositive Power:                                             -0-
                                                                         -------

8.       Shared Dispositive Power:                                       139,098
                                                                         -------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

                                                                         139,098
                                                                         -------

10.      Check Box If The Aggregate Amount in Row (9) Excludes Certain
         Shares*  |_|

11.      Percent of Class Represented by Amount in Row 9: 6.9%
                                                          ---

12.      Type of Reporting Person*: EP


                                * SEE INSTRUCTION

Item 1(a)  Name of Issuer:  Bedford Bancshares, Inc.
           --------------   -----------------------

Item 1(b)  Address of Issuer's Principal Executive Offices:
           -----------------------------------------------

                          125 West Main Street
                          Bedford, Virginia 24523

Item 2(a)  Name of Person Filing:
           ---------------------

                          Bedford Federal Savings Bank
                          Employee Stock Ownership Plan

Item 2(b)  Address of Principal Business Office:  Same as Item 1(b)
           ------------------------------------   -----------------

Item 2(c)  Citizenship:  Virginia
           -----------   --------

Item 2(d) Title of Class of Securities:  Common Stock
          ----------------------------   ------------

Item 2(e) CUSIP Number:  076014 109
          ------------   ----------

Item 3    Check whether the person filing is a:
          ------------------------------------

Item 3(f)  X   Employee  Benefit Plan, in accordance
          ---  with Rule 13d-1(b)(1)(ii)(F).

Item 3(j)  X   Group, in accordance with Rule 13d-
          ---  1(b)(1)(ii)(J).

Item 3(a)(b)(c)(d)(e)(g)(h)(i) - not applicable.

Item 4(a)  Amount Beneficially Owned: 139,098
           -------------------------  -------

Item 4(b)  Percent of Class: 6.9%
           ----------------  ---

Item 4(c)  Number of shares as to which such person has:
           (i)      sole power to vote or to direct the vote                 -0-
                                                                         -------
           (ii)     shared power to vote or to direct the vote           139,098
                                                                         -------
           (iii)    sole power to dispose or to direct the
                    disposition of                                           -0-
                                                                         -------
           (iv)     shared power to dispose or to direct the
                    disposition of                                       139,098
                                                                         -------

Item 5     Ownership of Five Percent or Less of Class:
           ------------------------------------------

                                 Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another
          --------------------------------------------------------
          Person:
          -------

                                 Not applicable

Item 7    Identification and Classification of the Subsidiary Which
          ---------------------------------------------------------
          Acquired the Security Being Reported on by the Parent
          -----------------------------------------------------
          Holding Company.
          ----------------

                                 Not applicable

Item 8    Identification and Classification of Members of the
          ---------------------------------------------------
          Group.
          ------

          This Schedule 13G is being filed on behalf of the Employee Stock Ownership Plan ("ESOP") identified in Item 2(a) by the Plan Committee and the Plan Trustee both filing under the Item 3(f) and 3(j) classifications. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities exclusive of those shares held by the ESOP as well as identification of members of these groups.

Item 9    Notice of Dissolution of Group.
          -------------------------------

                                 Not applicable

Item 10   Certification.
          -------------

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, as a member of the Plan Committee, I certify that the information set forth in this statement is true, complete and correct.





/s/Hugh H. Bond                                    January 24, 2003
-------------------------------                    -----------------------------
Hugh H. Bond                                       Date



/s/George N. Cooper                                January 24, 2003
-------------------------------                    -----------------------------
George N. Cooper                                   Date



/s/Harry W. Garrett, Jr.                           January 23, 2003
-------------------------------                    -----------------------------
Harry W. Garrett, Jr.                              Date



/s/Macon C. Putney                                 January 24, 2003
-------------------------------                    -----------------------------
Macon C. Putney                                    Date



/s/Harold K. Neal                                  January 25, 2003
-------------------------------                    -----------------------------
Harold K. Neal                                     Date



/s/Nancy T. Snyder                                 January 23, 2003
-------------------------------                    -----------------------------
Nancy T. Snyder                                    Date

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, as a member of the Plan Trustee Committee, I certify that the information set forth in this statement is true, complete and correct.



/s/Hugh H. Bond                                    January 24, 2003
-------------------------------                    -----------------------------
Hugh H. Bond                                       Date



/s/George N. Cooper                                January 24, 2003
-------------------------------                    -----------------------------
George N. Cooper                                   Date



/s/Harry W. Garrett, Jr.                           January 24, 2003
-------------------------------                    -----------------------------
Harry W. Garrett, Jr.                              Date



/s/Macon C. Putney                                 January 24, 2003
-------------------------------                    -----------------------------
Macon C. Putney                                    Date

Exhibit A
---------

                       Identification of Members of Group
                       ----------------------------------

         Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Plan Trustee. The Plan Trustee shares voting and dispositive power with the Plan Committee. By the terms of the Plan, the Plan Trustee votes stock allocated to participant accounts as directed by participants. Stock held by the Trust, but not yet allocated is voted by the Plan Trustee as directed by the Plan Committee. Investment direction is exercised by the Plan Trustee as directed by the Plan Committee. The Plan Committee and the Plan Trustee share voting and dispositive power with respect to the unallocated stock held by the ESOP pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended.

         Members of the Plan  Committee  and Plan  Trustee  Committee  and their
         ------------------------------------------------------------
beneficial ownership of shares of common stock of the issuer exclusive of membership on the Plan Committee and Plan Trustee Committee and of shares beneficially owned are as follows:


                         Direct Beneficial         Beneficial Ownership
    Name                   Ownership (1)             as Plan Participant
---------------------    -----------------         ---------------------

Hugh H. Bond                   29,908                        -0-
George N. Cooper               41,074                        -0-
Harry W. Garrett, Jr.          42,235                        -0-
Macon C. Putney                45,074                        -0-
Harold K. Neal (2)            121,642                     16,494
Nancy T. Snyder (2)            17,418                      4,692



-----------------
(1) Beneficial ownership as of January 29, 2003. Includes shares of common stock of issuer owned in conjunction with family members. The Plan Committee and Plan Trustee(s) disclaims ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the Plan Committee and Plan Trustee Committee.

(2)  Member of Plan Committee only.